

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 30, 2023

Danial Buckle
Chief Financial Officer
Vicinity Motor Corp.
3168 262nd Street
Aldergrove, British Columbia
Canada, V6B 1R4

> **Re: Vicinity Motor Corp.**
> **Registration Statement on Form F-3**
> **Filed on June 27, 2023**
> **File No. 333-272964**

Dear Danial Buckle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kevin Roggow